# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha and Omega Semiconductor Limited, CIK 0001387467
CUSIP: G6331P104
Title of class of securities: Common Share
Address of issuer's principal executive offices: 475 Oakmead Parkway, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-11-030570
Filed by CIK 0001511393

## Reporting persons
- Mike F. Chang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,127,655; shared voting power 0; sole dispositive power 4,127,655; shared dispositive power 0; aggregate amount beneficially owned 4,127,655 (14.1% of the class)

## Item 1. Issuer
Name of issuer: Alpha and Omega Semiconductor Limited
Address of issuer's principal executive offices: 475 Oakmead Parkway, Sunnyvale, CA, 94085

## Item 2. Person Filing
Name of person filing: Mike F. Chang
Address of principal business office or, if none, residence: c/o Alpha and Omega Semiconductor Limited, 475 Oakmead Parkway, Sunnyvale, California 94085
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024 , the Reporting Person beneficially owned 4,127,655 common shares of the Issuer, and has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 4,127,655 common shares.
Percent of class: The Reporting Person beneficially owned approximately 14.1% of the outstanding common shares of the Issuer, which is calculated based on 29,232,053 common shares issued and outstanding as of December 31, 2024, as disclosed by the Issuer to the Reporting Person.
Sole power to vote or to direct the vote: 4,127,655
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,127,655
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Not applicable.

## Signatures
- Mike F. Chang: Mike F. Chang, Mike F. Chang / Executive Officer (02/12/2025)